Exhibit (a)(7)

[CDX letterhead]

October 1, 2003

Catellus Stock Option Exchange Offer

Dear                                  :

As you may know, our board of directors and our stockholders approved a plan to restructure Catellus’ business operations to permit Catellus to elect to be treated as a real estate investment trust, or REIT, for federal income tax purposes. In connection with the REIT conversion, our board of directors has approved a voluntary stock option exchange offer. Under this program, you can exchange certain of your outstanding Catellus stock options for a replacement award of restricted stock or restricted stock units (“RSUs”).

Most of our employees who are eligible and elect to participate in the exchange offer will automatically be granted a replacement award in the form of restricted stock. Employees who are eligible to participate in the exchange offer and who are a vice president or more senior officer of Catellus or a senior vice president or more senior officer at one of our subsidiaries and who elect to participate in the exchange offer may elect whether they would rather receive their replacement award in the form of restricted shares or in the form of RSUs. You have been designated as an eligible employee who may make this election.

This package contains:

•	An Exchange Offer Circular that describes the offer and the principal reasons for the offer, and gives you detailed information to help you make an informed decision

•	A Individualized Statement showing the options that you may exchange

•	An Election Form and Release Agreement for you to complete, sign, date and return, if you decide to exchange your eligible options

•	A pre-addressed envelope for you to use to return via Catellus inter-office mail your completed, signed and dated Election Form and Release Agreement (you may also return your Election Form and Release Agreement by mail, courier, hand delivery or fax – see the Exchange Offer Circular for details)

The enclosed materials contain the terms and conditions of the exchange offer. Because it may help you review the documents, I want to highlight some of the important elements of the exchange offer:

•	The offer is available only to active employees of Catellus and our subsidiaries.

•	The options that may be exchanged are the options granted to you by Catellus that are unexercised and that were unvested on December 1, 2002. You may not exchange other options, including options that were vested on December 1, 2002.

•	If you are eligible and accept the exchange offer, you must tender all of your eligible options in the exchange offer. You cannot accept the exchange offer only as to a portion of your eligible options.

•	Upon the exchange of the options, your exchanged options will terminate and be cancelled. They will not be reinstated even if you later change your mind.

•	We will grant a replacement award of restricted stock or RSUs to you under our 2000 Performance Award Plan on the “replacement award grant date” – which is expected to be November 3, 2003. You will not, however, be granted a replacement award, and your exchanged options will not be reinstated, if your employment terminates after the expiration time of the exchange offer on October 29, 2003 and before the grant of the replacement awards.

•	You can elect whether your replacement award will be in the form of restricted stock or RSUs. As described in the Exchange Offer Circular, each form of award has different characteristics and tax treatment. RSUs offer a tax deferral opportunity not presented by restricted stock.

•	The number of restricted shares or RSUs you will receive in exchange for your cancelled options will be determined based on the number of your eligible options and a pre-determined exchange ratio applicable to your options. The exchange ratios are set forth in the Exchange Offer Circular and vary based on the exercise price and remaining term of the options being exchanged.

•	Restricted shares and RSUs will be subject to a new three-year vesting schedule.

If you want to take advantage of the exchange offer, you must complete, sign, date and return the enclosed Election Form and Release so that we receive it by 5:00 p.m., Pacific Standard Time, on October 29, 2003. If you don’t want to exchange your options, you do not need to do anything – your options will continue in accordance with their current terms. Although our board of directors approved the exchange offer, the board is not permitted to recommend whether or not you should accept the offer.

Immediately following this letter is an Individualized Statement that lists your eligible options, the exchange offer exchange ratio that will apply to those options if you elect to accept the exchange offer, and the corresponding number of restricted shares or RSUs that you are being offered for your eligible options. However, it is important that you read your Individualized Statement in connection with the enclosed Exchange Offer Circular and the other documents referred to in the Exchange Offer Circular so that you understand all of the terms and conditions of the exchange offer.

This stock option exchange program is a legal matter that requires every eligible employee to receive or have access to detailed information that will help you make an informed decision. Please take the time to review the documents included in this package. If you still have questions, you may contact Willie Bogan at 415-974-4553 (or by email at willie bogan@catellus.com) or Jaime Gertmenian at 213-473-3169 (or by email at jaime gertmenian@catellus.com).

Thank you for your prompt attention to this exchange offer. We hope that you will carefully review and consider the enclosed materials, and make an informed decision that’s right for you.

Best regards,

Nelson C. Rising